UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2010

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Ambac Financial Group, Inc.

Full Name of Registrant

Former Name if Applicable

One State Street Plaza

Address of Principal Executive Office (Street and Number)

New York, New York 10004

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In December 2009, the FASB issued ASU 2009-16, “Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets” and ASU 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. The registrant adopted these new accounting standards on January 1, 2010.

Additionally, the actions taken on March 24, 2010, by the Office of the Commissioner of Insurance of the State of Wisconsin (“OCI”), as described in Ambac’s Form 10-K, filed on April 9, 2010, exacerbated the accounting issues related to the newly implemented accounting standards. As a result of certain AAC policies being allocated to the segregated account (established pursuant to Wisc. Stat. §611.24(2)), for purposes of the Segregated Account Rehabilitation, Ambac must analyze the effect of such action on those trusts that were consolidated effective January 1, 2010, in accordance with ASU 2009-17, to determine whether those trusts must be de-consolidated.

As a result of the complexities of these accounting standards, management required more time than expected to implement for the quarter ended March 31, 2010. Consequently, the registrant is unable to file its Form 10-Q for the quarterly period ended March 31, 2010 by the prescribed due date without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Robert B. Eisman	212	668-0340
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).          ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?          ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As of the date of this filing, Ambac is in the latter stages of finalizing its financial statements and required disclosures for inclusion in its Form 10-Q for the quarter ended March 31, 2010. Accordingly, the preliminary results provided below for the first quarter of 2010 are still subject to final review and may differ from the results included in Ambac Financial Group, Inc.’s Form 10-Q for the quarterly period ended March 31, 2010. Ambac anticipates that it will report significant changes in its results of operations for the three months ended March 31, 2010 as compared to the prior fiscal year. Ambac anticipates reporting a net loss within a range of $650 million to $750 million for the quarter ending March 31, 2010, as compared to a net loss of $392.2 million for the quarter ending March 31, 2009.

Net loss for the quarter ending March 31, 2010 was primarily driven by activities of VIEs consolidated that were subsequently de-consolidated during the period. As a result of adopting ASU 2009-17, a cumulative effect gain adjustment of approximately $700 million was recorded to the opening balance of retained earnings at January 1, 2010. This adoption gain resulted from the requirement to record the initial consolidation of all assets and liabilities of certain VIEs insured by AAC at fair value; which incorporates estimates of expected future cash flows and market driven discount rates, as compared to insurance accounting which requires calculations of unearned premiums and loss reserves using risk free interest rates to discount future expected or contractual cash flows as required by ASC Topic 944: Financial Services—Insurance. As a result of the establishment of the Segregated Account and the rehabilitation proceedings with respect to the Segregated Account, Ambac no longer has the unilateral power to direct the activities of certain of the VIEs that were consolidated as of January 1, 2010. Transactions allocated to the segregated account were consolidated only from January 1, 2010 until March 24, 2010. De-consolidation of these entities as of March 24, 2010, resulted in a reversal of approximately $525 million of the ASU 2009-17 adoption gains, recorded in the Consolidated Statements of Operations, contributing significantly to the net loss for the quarter ending March 31, 2010.

Net loss for the three months ended March 31, 2009, reflected pre-tax net income amounting to $279.7 million resulting primarily from a positive net change in fair value of credit derivatives. The unrealized gain in credit derivatives was partially offset by loss and loss expenses primarily related to the residential mortgage-backed securities (RMBS) portfolio and other-than-temporary impairment write downs of RMBS securities in the investment portfolio. During the first quarter of 2009 Ambac also increased its deferred tax asset valuation allowance by approximately $600 million, causing the after-tax net loss.

Ambac Financial Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 11, 2010	By:	/S/ ROBERT B EISMAN
Name: Robert B Eisman
Title: Senior Managing Director and Chief Accounting Officer